

September 29, 2023

Pui Lan Patrick Tsang
Chief Executive Officer
TG Venture Acquisition Corp.
1390 Market Street, Suite 200
San Francisco, CA 94102

   Re: TG Venture Acquisition Corp.
    Preliminary Proxy Statement on Schedule 14A
    Filed September 25, 2023
    File No. 001-41000

Dear Pui Lan Patrick Tsang:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Penny J. Minna